The One Experience, LLC
Limited Liability Company Operating Agreement

Table of Contents

The One Experience, LLC
Limited Liability Company Operating Agreement

This Limited Liability Company Operating Agreement (the "Agreement") has been entered into as indicated below by and between Leaders Causing Leaders, Ltd., a Delaware statutory trust, Member, and such parties as are or who should hereafter become members through ownership of any class of share herein.

Article I
Formation of Limited Liability Company

1.1   **Formation and Effective Date of Agreement.** This LLC has been formed pursuant to the New Mexico Limited Liability Company Act, and the members hereby enter into this Operating Agreement in order to set forth the terms and conditions of its business and affairs.

1.2   **Name.** The registered name of this LLC is The One Experience, LLC. Whatever name(s) any member, or any agent of the LLC, may use, including any of their own names, refers to each of them only in their capacity as members or agents of the LLC, and not otherwise. No member is under any duty to disclose his relationship to this LLC and, when he has concluded it would be unwise or unnecessary, he need not do so.

1.3   **Agent for Service of Process.** Until such time as the members have appointed a different person as the registered agent of the LLC for service of process, the LLC's agent for service of process in the state of New Mexico shall be Registered Agents, Inc.

1.4   **Agreement.** For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the members executing this Agreement hereby agree to the terms and conditions of this Agreement as it may from time to time be amended. It is the express intentions of the parties hereto that this Agreement shall be the sole statement of agreement among them and shall govern even when inconsistent with or different from the provisions of the statutes of New Mexico or any other applicable law. To the extent any provision of the Agreement is prohibited by, ineffective under, or shall be held invalid under New Mexico law, the Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under it. In the event New Mexico law is subsequently amended or interpreted in such a way to make valid any provision of the Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment. Furthermore, the invalid or unenforceable provision shall be ineffective only within the jurisdiction of that particular court and shall be ineffective only to the extent that it has been expressly held to be invalid or unenforceable in that jurisdiction.

1.5   **Entire Agreement.** This Agreement constitutes the entire agreement among the parties with respect to the matters herein contained. It shall supersede any prior understandings or agreements among the members. There are no representations or arrangements, whether oral or written, relating to the subject matter of this Operating Agreement other than those included herein.

1.6   **Further Assurances.** The members agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the business of the LLC or any provision of this Agreement. *Provided*, that no such document is intended to alter the terms of this Agreement.

1.7   **Business.** The purpose of this LLC is to engage in any activity which is lawful for an LLC. Because this LLC may engage in any lawful activity, it may not be dissolved, by judicial decree or otherwise, so long as there is any activity which it would be lawful to engage in for an LLC.

1.8   **Term.** The term of this LLC shall formally commence upon the issuance of the Certificate of Organization by the office of the New Mexico Public Regulation Commission, and shall continue until the expiration of its term as stated in the Articles of Organization.


Article II
Membership


2.1   **Members.** The members of this LLC are those parties who have joined in the execution of this Agreement or to whom membership interest herein is subsequently issued. Each person who accepts any economic or voting interest herein, whether as a member or otherwise, consents to and agrees to be bound by this Agreement. Except as provided to the contrary herein, membership rights include (1) the member's interest in the profits and losses of this LLC, (2) the member's interest in the LLC's capital (if any), (3) the member's voting rights (if any), and (4) such other rights, if any, as may be accorded to him as a member either by a provision of the New Mexico Limited Liability Company Act which either cannot be waived or has been accepted by this LLC in its Articles of Organization or this Agreement, or a right secured to him as a member by this Agreement or any subscription agreement he may sign upon his admission as a member.

2.2   **Representations and Warranties.** Each member hereby represents and warrants to this LLC and the other members as follows:

(a)   Authorization. If the member is a corporation or other statutory organization, it is duly organized, validly existing, and in good standing under the laws of the jurisdiction of organization, that it has full power and authority to execute and enter into this Agreement and to perform its obligations hereunder, and that all actions necessary for the due authorization, execution, delivery and performance by that member of this Agreement have been duly taken.

(b)   Compliance with Other Instruments. The member's authorization, execution, delivery, and performance of this Agreement do not conflict with any other agreement or arrangement to which such member is a party or by which he is bound.

(c)   Federal and State Securities Laws. Assuming federal and state securities laws apply to the interests described herein, each member acknowledges that the interests have not been registered under the Securities Act of 1933 or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by the member without appropriate registration or the availability of an exemption from such requirements. In this connection, each member represents that he is familiar with SEC

Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act of 1933.

(d)   Purchase for Member's Own Account. The member is acquiring his interest in this LLC for his own account for investment purposes only and not with a view to or for the resale, distribution, agreement or fractionalisation thereof and has no contract, understanding, undertaking, agreement, or arrangement of any kind with any party to sell, transfer, or pledge to any party his interest or any part thereof, and nor does such member have any plans to enter into any such agreement.

(e)   Disclosure of Information. Each member has acquired sufficient information about this LLC to reach an informed and knowledge decision to acquire an interest herein.

(f)   Investment Experience. By reason of their business and/or financial experience, each member has the capacity to protect his own interest in connection with the transactions contemplated hereunder, is able to bear the risks of his investment in the LLC, and at the present time can afford a complete loss of such investment.

2.3   **Classes of Membership Interest.** Ownership of this LLC shall be divided into and represented by membership interest of two classes, to wit:

(1)   Capital shares: A capital interest shall entitle the owner thereof to a return of his adjusted capital contribution when the LLC terminates, or sooner as otherwise provided in this Agreement, and to have allocated to him such percentage or amount of income as shall be attributable to said capital interest.

(2)   Income shares: An income interest shall have allocated to it such percentage or amount of income as the member shall be entitled to in exchange for his contribution of future services (or other contribution), but in no event to a return of capital.

2.4   **Additional Members.** Additional parties may be admitted as members by the existing members. Such new member shall be issued shares of membership interest equal to the agreed value of his capital contribution, service agreement, or otherwise. Each additional subscriber shall be admitted as a member at such time as (1) he executes an instrument whereby he agrees to be bound by this Agreement and (2) he is named as a member in the records of the LLC.

2.5   **Assignment of Membership Interest.** First, the assignment must be permitted under this Agreement. If it is so permitted, then the assignee may be admitted as a substitute or successor member only upon both (1) the unanimous and voluntary written consent of the members, which may be withheld in their absolute and unfettered discretion, and (2) only as otherwise permitted in this Agreement. Consequently, while an assignment might be permitted, the members may nevertheless refuse to admit the assignee as a member, as these are two separate issues to be voted upon. The converse is not true. If an assignment is not permitted, then there is no assignee, and hence no eligibility for admission as a member. It is the intent of this clause that the decision of the members to deny admission not be subject to administrative or judicial review, no matter how unreasonable it might be. Each person who has an interest in this LLC, whether as a member, assignee or otherwise, hereby acknowledges the reasonableness of these prohibitions in view of the purposes of this LLC and the closely-held nature of their relationship to each other. Any purported assignment or admission in violation of the restrictions on transfer and admission contained in this Agreement shall be invalid, null and void, and of no force or effect whatsoever. This clause, and all other restrictions upon transfer contained in this Agreement, shall apply to both *inter vivos* and testamentary transfers. *Provided*, that obtaining the consent of a "member" does not include obtaining the consent of any unadmitted transferee, and no unadmitted transferee shall have or exercise any rights hereunder. Instead, the transferor-member shall retain all voting rights under this clause unless and until the transferee is admitted. In the event such transferor is legally incapable of exercising his rights due to demise, merger, termination, dissolution, liquidation or otherwise (but not incapacity if he has a duly appointed agent), then there will not be a sufficient number of votes to approve the transfer, and so the transfer may not occur.

2.6 **Involuntary Withdrawal.** "Involuntary withdrawal" means, with respect to any member, the occurrence of any of the following events:

1. The member makes an assignment for the benefit of creditors;

2. The member files a voluntary petition in bankruptcy;

3. The member is adjudged bankrupt or insolvent, or there is entered against the member an order for relief in any bankruptcy or insolvency proceeding;

4. The member files a petition seeking for the member any reorganisation, arrangements, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation;

5. The member seeks, consents to, or acquiesces in the appointment or a trustee or receiver for, or liquidator of, the member or of all or any substantial part of the member's properties;

6. The member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the member in any proceeding described above;

7. Within one hundred and twenty (120) days of any proceeding against the member seeking reorganisation, arrangements, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation if the proceeding has not been dismissed, or within ninety (90) days after the expiration of the stay during which period the appointment is not vacated;

8. If the member is an individual, the member's demise or adjudication by a court of competent jurisdiction as incompetent to manage his person or property;

9. If the member is acting as a member by virtue of being a trustee or a trust, the termination of the trust;

10. If the member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

11. If the member is a corporation, the dissolution of the corporation or the revocation of its charter; or

12. If the member is the representative of an estate, the distribution by the fiduciary of the estate's entire interest in the LLC.

2.7 **Dissociation of a Member.** The voluntary or involuntary withdrawal of a member will cause such member to be dissociated from the LLC and will terminate his continued membership. A dissociated member shall no longer be entitled to vote, to participate in the management or control of the LLC, or to demand information (assuming he otherwise had such a right), but if he is alive and competent, or continues to exist in the case of an entity or estate, he shall have the status of an assignee.

2.8 **Marital Property Rights.** Each member's spouse hereby joins in the execution of this Agreement for the purpose of subjecting her marital property interest in her spouse's membership shares, if any, to the terms of this Agreement. *Provided,* that the execution of this Agreement by any member's spouse shall not by itself create any marital property interest in the member's share. If a member and his spouse have a marital agreement in place under which a member's share is his separate property, then such marital agreement shall be taken into account when interpreting this section and shall govern the classification of the member's interest as between himself and his spouse. Upon any voluntary transfer of a membership interest by a member, his spouse shall automatically be deemed to join in such transfer for the purpose of terminating her marital property interest, if any, in the transferred membership share.

Article III
Contributions to Capital

3.1 **Initial Contributions.** Each member's rights, either voting or economic, begin with the acquisition of shares. In exchange for each contribution, the contributing member will receive a membership unit for each dollar ($1.00) and a fraction of a membership unit for each fraction of a dollar value contributed by that member in cash or property. Contributions of property or services shall be valued at their fair market value (FMV). Shares of either capital and/or income may be purchased for cash or exchanged for property, a promissory note, or a contribution of services. *Provided,* that only an income interest, and not a capital interest, may be issued in exchange for a contribution of future services. Ownership of shares may be recorded on Schedule A, which shall serve as the registry. A description of the capital or service contribution of each member may be recorded on Schedule B.

3.2 **No Return of Capital Contribution or Interest.** Except as specifically provided in this Agreement, and subject to the provisions for transfer contained in this Agreement, no member shall have the right to withdraw any part of his interest, in the capital or otherwise, on demand. Nor shall any member be entitled to any interest with respect to contributions to, or shares, of LLC capital. Any member who attempts to withdraw from this LLC shall be deemed to have relinquished, by such attempt, all of his right and power to vote or to otherwise participate thereafter, in any way, in the management or control of this LLC. Despite his withdrawal, the member shall only have the same rights to distributions and the return of his capital as the remaining members have hereunder.

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3.3 **Redemption of Membership Interest.** The LLC may, but is not required, to purchase and redeem membership interests and, following any such purchase or redemption, may sell, transfer or otherwise dispose of such interest or any portion thereof. *Provided*, that no restriction upon transfer contained in this Agreement shall apply other than those found in Sections 5.2, 5.3 and 5.6.

3.4 **Capital Account.** Each member's capital account shall initially be equal to the cash plus the fair market value of any contributed property. Each member shall have a capital account which shall be increased by:

1. The amount of money and the fair market value of property (net of liabilities that the LLC assumes or takes the property subject to) contributed by him to the LLC,

2. The assumption of liabilities of the LLC by the member or that are secured by LLC property which is distributed to the member, and

3. The amount of any LLC income and gain allocated to him. Each member's capital account shall be decreased by:

1. The amount of money and the fair market value of property (net of liabilities that the member assumes or takes the property subject to) distributed to him by the LLC,

2. The amount of any liabilities of such member that are assumed by the LLC or that are secured by any property contributed by that member to the LLC,

3. Allocations to him of LLC expenditures that are not deductible in computing the LLC's taxable income and are not capital expenditures, and

4. Allocations to him of LLC losses and deductions.

Prior to the final liquidation of this LLC, no member shall be entitled to any part of his capital account or to receive any distribution from the LLC, except as provided in this Agreement. No member shall be required to make any additional capital contribution other than as provided in this Agreement.

3.5 **Adjustments to Capital Account.** A separate distribution account will be maintained for each member to which the distributions to the member will be charged when disbursed to him. Each member's capital account or income account, as the case may be, will be adjusted to reflect the balance in the distribution account. The debit balance in a member's distribution account will be charged first against the income account of the member until the income account is reduced to zero (0), and then against that member's capital account until reduced to zero (0). Any amount in excess of the income account and capital account of a member will be treated as a loan from the LLC to the member payable on demand with interest at the applicable federal rate established by sec. 1274(d) of the Internal Revenue Code (IRC) (the "Applicable Federal Rate") as adjusted annually on January 1st of each year.

3.6 **Capital Accounts of Successor Members.** The original capital account of any successor member shall be in the same amount as, and shall replace, the capital account of the member whom such successor has succeeded, and, for purposes of this Agreement, such successor shall be deemed to have made the capital contribution of his predecessor member. To the extent a successor acquires less than the entire interest of his predecessor, the capital account of the successor shall be apportioned in proportion to the interest they have divided.

3.7 **Method of Maintaining Capital Accounts.** The manner in which capital accounts are to be maintained pursuant to this Agreement is intended, and shall be construed, to comply with the requirements of Internal Revenue Code section 704(b) and the treasury regulations issued pursuant thereto.

3.8 **Additional Contributions.** LLC debts may, by the unanimous and voluntary consent of the members, be proportionately assessed against the members in order to pay the expences that have arisen or that may arise, and this includes the expansion of any business or other activity, the acquisition of additional property, and the establishment or maintenance of a sinking fund. *Provided,* that they may agree that liability on an LLC debt(s) may be apportioned in some other matter, including relieving a particular member(s) of all liability, and/or making another member(s) solely liable. Appropriate bases for apportionment include the member's wealth, his non-cash contributions to the LLC, and the desirability of his continued association. *Provided further,* that the consent of an unadmitted transferee shall never be required under any circumstance(s). *Provided further,* that no assessment may ever be made to pay for torts, general compensatory or punitive damages, or any other non-consensual debt, or any other debt that did not arise from a voluntary written contract with a private party(ies). *Provided further,* that no right of subrogation may exist with respect to the right to pursue collection action, and should a subrogation claim be pursued, the LLC reserves the right to waive its right to collection.

3.9 **Forced Loans.** The members may obligate any member(s) to make loans to the LLC of any amount as they deem necessary. Said loans do not need to accrue interest, may be recourse or non-recourse, and full or partial payment may be required at such times as the members find appropriate. *Provided,* that no such loan can be compelled without the unanimous and voluntary consent of all members. *Provided further,* that the consent of an unadmitted transferee shall never be required under any circumstance(s). The right to demand forced loans, and the procedure for doing so, shall be identical to what is described for assessments in Section 3.8.

3.10 **Enforcement of Member's Obligations.** If an obligated member fails or refuses to make an agreed capital contribution, pay the debt, or provide the loan, then the LLC may utilise one or more of the following remedies:

1. Reduce or eliminate the member's interest by the amount he failed to contribute;

2. Subordinate the delinquent member's interest to the interests of other members;

3. Conduct a forced sale of the delinquent member's interest. *Provided,* that any such purchaser, who is not already a member of this LLC, shall be admitted only subject to those limitations contained in this Agreement, including sections 2.5, 5.2 and 5.6 hereof;

4. Permit other members to advance the delinquent portion of the member's agreed capital contribution;

5.   Take such action, including court proceedings, as the members deem appropriate to obtain payment from the delinquent member, together with interest thereon, all at the cost and expence of the delinquent member; or

6.   Exercise any other rights or remedies available at law or in equity as the members, in their absolute discretion, deem appropriate.

Additionally, no distribution of capital or income shall be made to the member until the entire amount of the assessment or loan, plus any applicable interest and penalties (if any), shall have been paid in full. Until the assessment or loan has been paid, any distribution of income to which the defaulting member otherwise would have been entitled to shall be paid to the other members in accordance to their ownership interests herein, and no distribution of capital shall be made to said member at all. *Provided*, that the amount of a distribution that otherwise would have been made to the member may, in the absolute discretion of the members, be credited against the debt. In so doing, the members shall consider the extent to which such member would otherwise be entitled to the distribution, and the effects of his failure to contribute.

3.11   **Contributions for Defaulting Members.** If a member fails or refuses to make any or all of his proportionate additional capital contributions, then the other members may make contributions in excess of their obligations. At the election of the contributing member, such a contribution shall be treated as a loan to the defaulting member. No adjustment shall be made to the contributing member's capital account, and his share in the profits and losses of the LLC shall remain the same. The capital account of the defaulting member shall be increased by the amount of the loan, and the defaulting member's share in the profits and losses of the LLC shall be adjusted as if he had made a contribution to the capital of the LLC in the amount of the loan. The amount advanced by the contributing member shall be a debt to him from the defaulting member, which shall bear interest at the rate of four percent (4%) per annum above the prime rate quoted in the Wall Street Journal. Thereafter, all distributions from the LLC to the defaulting member shall instead be made to the contributing member, or pro rata to each contributing member, until such time as the principal and income of the loan(s) shall be paid in full.

3.12   **Contributions by Lending Members.** Within thirty (30) days of a member failing to make a required contribution or any portion thereof, the members shall give notice to the other members, who then shall have the power to make contributions as provided in the preceding clause. All members shall have thirty (30) days to respond, and if more monies are offered than are needed, then they shall be accepted from each contributing member in the proportionate percentage that his proffered contribution bears to all proffered contributions. In the event that more than one (1) member offers to make all needed contributions, then the contributions shall be allocated between the contributing members in the proportion that each member's proffered contribution bears to the percentage of his current membership in this LLC. In the event that a lending member shall fail to make his contribution within thirty (30) days, then the amount of his deficit shall be re-offered to the other members, including the earlier defaulting member, pursuant to this clause.

3.13   **Waiver of Enforcement Rights.** Each member shall be obligated to perform all promises to contribute property and/or to perform services, even if such member should be unable to do so because of disability, bankruptcy, demise, dissolution, or any other reason. *Provided*, that any such obligation to make a contribution of property or services may be compromised and/or waived by the unanimous vote of the members.

3.14 **Transferees Bound.** Any transferee who acquires any membership interest herein, whether by purchase, gift, inheritance, in satisfaction of, or as security for, any debt, or in any other manner, whether voluntarily or involuntarily, assents to, accepts and approves all the terms, conditions, covenants and agreements contained in this Agreement and all amendments thereto, and from the date of acquisition thereof, and this Agreement shall have like binding force and effect upon him as if he were an actual member. Specifically, such transferee agrees to assume all of the transferor member's debts and obligations to the LLC. Exclusively for purposes of this clause, the term "acquires" shall mean the mere attempt to acquire, whether as a transferee or member, and whether or not such attempt is successful or even wholly unsuccessful.

3.15 **Unapproved Transfers.** Should there be any attempted transfer of any membership interest herein that's not done in full compliance with this Agreement, which includes, but is in no way limited to, the voluntary and unanimous written consent of the members, then the transferee must be made liable for all LLC debts, irrespective of the percentage of membership interest held by said transferee or transferor.

Article IV
Membership Certificates

4.1 **Registry.** A registry may be kept containing the names and / or addresses of the members, and the number of units of membership held by each member respectively. Said registry may be recorded on Schedule A.

4.2 **Certificates.** Every member shall be entitled, at his request, to have a certificate, signed by, or at the direction of, a majority in interest of the members, certifying the number of units of membership owned by him in this LLC.

4.3 **Capacity Held.** Any party registered as the holder of any certificate may be described as a trustee or agent of any kind and any words may be added to the description to identify the capacity in which the membership interest is held.

4.4 **Evidence of Ownership.** These certificates shall be the sole and only evidence of ownership of shares herein, and ownership of such certificates shall be conclusive evidence of the rights of any party(ies) to share in all the rights, privileges, profits and benefits arising from said ownership. Neither the LLC nor any member thereof shall be in any way liable to any person(s) by reason of acting upon such evidence of ownership and the right to do so shall not be affected or abridged by any kind or character of notice.

4.5 **Closure of Registry.** For the purpose of determining members entitled to notice of or vote at any meeting of members or adjournment thereof, during any period prior to the date of the payment of any distribution of capital or income, or in order to make a determination of members for any other purpose, the registry may be directed to be closed by the members for such period as they, in their discretion, so choose.

4.6 **Form of Certificate.** Each certificate shall be signed by, or at the direction of, a majority in interest of the members, and shall be substantially in the form following, to wit:

The One Experience, LLC

No.   CAPITAL, OR INCOME ONLY, SHARE
       AMOUNT OF CAPITAL INTEREST
       NUMBER OF UNITS OF INCOME
       INTEREST

It is hereby certified that OWNER owns UNITS OF MEMBERSHIP of the membership interest in The One Experience, LLC, which are held subject to its Limited Liability Company Operating Agreement which was made pursuant to the Articles of Organization which were certified as filed by the New Mexico Public Regulation Commission, and said Articles of Organization and the Operating Agreement made pursuant thereto are hereby referred to and made a part of this certificate. By signing this instrument, the member irrevocably consents to be bound by said Articles of Organization and LLC Operating Agreement, and such agreement shall be binding both upon the member and his assignees forever.

The membership interest represented by this certificate has not been registered under the Securities Act of 1933, as amended, and is subject to the restrictions on transferability and sale set forth in this Agreement and under New Mexico law.

In witness whereof, this certificate has been duly executed by the LLC.

4.7 **Legends.** The certificates evidencing a membership interest(s) in this LLC shall bear a legend to the effect that they have not been registered under the Securities Act of 1933, as amended, and are subject to the restrictions on transferability and sale set forth in this Agreement and under New Mexico law.

4.8 **Lost or Destroyed Certificates.** The members may direct a new certificate(s) to be issued in place of any certificate previously issued but alleged by the member to have been lost or destroyed, upon the making of an affidavit of that fact by the member.

Article V
Transfer of Membership Interests

5.1 **Ban on Unapproved Assignments.** No person shall have the right to assign, anticipate, pledge, or otherwise alienate or encumber his interest (including, without limitation, interests in capital, income, or voting rights) under this Agreement without the consent of the majority members voting approval, including the transferor-member. Each person who has an interest in this LLC, whether as a member or assignee or otherwise, hereby acknowledges the reasonableness of these prohibitions in view of the purposes of this LLC and the closely-held nature of their relationship to each other. Any such purported transfer in violation of the restrictions on transfer contained in this Agreement shall be invalid, null and void, and of no force or effect whatsoever. If an attempt is made to voluntarily or involuntarily assign any membership interest to another person, and that assignment is permitted by this Agreement, then the legal representative or assignee shall be considered an assignee whose rights and status shall be no different than that

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of any other assignee. A permitted legal representative or assignee may request admission to the LLC as a substitute member, pursuant to and subject to the limitations of Sections 2.5, 5.1, 5.2, 5.3, and 5.6. If such a legal representative or assignee requests that he be admitted as a substitute member, but is not so admitted, then said legal representative or assignee shall retain the status of an assignee. Unless and until the assignee is admitted as a member, the assignor-member shall remain the member, even if his entire membership interest has been assigned, and he may continue to exercise all voting and other non-economic rights accorded to him as a member (if any) as otherwise provided for in this Agreement, if the attempted assignment is not permitted by this Agreement, then the person to whom the membership interest was attempted to be transferred to, shall have no rights as such person may not be an assignee hereunder. Instead, the transferor-member shall remain the member with his rights unimpaired, as no assignment has occurred. If, despite the prohibitions on transfer contained in this Agreement, a court of competent jurisdiction should decree (and all appeals have been exhausted) that an unapproved transferee shall acquire a financial interest in this LLC (including but not limited to membership), then said transferee shall nevertheless have no right to vote, to participate in the management of the LLC, act as an agent of the LLC, or have any other rights in or with respect to membership rights. The purpose of this clause is not to ease involuntary transfers, but rather to affirm that this clause, and all other restrictions and regulations upon assignments and admissions, apply to both voluntary and involuntary transfers, including assignments attempted because of the bankruptcy, insolvency, tax lien or other involuntary assignment.

  5.2 **Method of Transfer.** To the extent assignable hereunder, membership interest may be transferred by (1) transfer of the certificate or (2) by any manner sufficient to transfer personal property under applicable law if the membership interest is not represented by a certificate. A transfer, if otherwise permitted by this Agreement, shall be transferable or interchangeable on presentation to the LLC in person, by both the transferor and the transferee, properly endorsed or accompanied by an instrument of transfer executed by the member or his duly-appointed agent, together with payment of any tax or other governmental-type fee imposed upon said transfer, if any. *Provided*, that in the event that the transferor or transferee is (1) a corporation, then it must be represented by its president, or if there is no person designated as the "president," then by the highest ranking officer in the corporation, (2) an LLC, then by a manager, or, in the case of a member-managed LLC, then by a member, (3) by a partnership, then by a general partner, (4) if membership is held in trust, then by a trustee, or (5) if held in an estate, then by the executor or trustee of the estate, as the case may be.

  5.3 **Advice of Counsel.** No transfer or other disposition of membership interest may be permitted until the LLC shall have received an opinion of independent counsel (who must be a certified specialist in securities laws) satisfactory to them that the effect of such transfer or disposition shall not:

1. Result in the termination of the LLC's tax year under Internal Revenue Code section 708(b)(1)(B);

2. Result in violation of the Securities Act of 1933 or any comparable state law;

3. Result in a violation of or cause the need for any registration or qualification under any law, rule or regulation by the member, the LLC or the members; or

4.   Cause the LLC to be deemed to be a publicly-traded company as such term is defined in Internal Revenue Code section 7704(b).

The transferee shall provide the LLC (1) such legal opinion and (2) shall bear any and all costs associated with such opinion. *Provide*d, that this clause shall not apply to redemptions as a redemption is not considered to be an assignment or transfer within the meaning of this Agreement.

5.4   **Obligations of Assignees.** If, notwithstanding this section, a public or private creditor is able to obtain an involuntary assignment of any share(s) of membership interest herein, such creditor will succeed to all the present and future liabilities of the member under this Agreement, whether or not such assignment or subsequent admission are permissible hereunder.

5.5   **Void Transfers.** Any purported transfer, sale, encumbrance, mortgage, assignment, or disposition of any membership interest in contravention of this Agreement shall be void and of no effect to, on or against the LLC, any member thereof, any creditor to, or any claimant against, this LLC. Unless and until full compliance has been achieved, the LLC shall treat the assignor-member as the absolute owner thereof in all respects and shall incur no liability for continuing to treat such assignor as the member. No distribution shall be made to any so-called "assignee" whose assignment was not permitted under this Agreement, and any distribution to such membership interest shall instead be made to the assignor, and this clause is specifically intended to apply to both voluntary and involuntary assignments.

5.6   **Permitted Transferee.** Notwithstanding any contrary provision of this Agreement, a member may at any time name a legal representative who, in the event of the demise, voluntary merger, voluntary dissolution or voluntary termination of a member, shall have all the rights and obligations of a transferee under the New Mexico Limited Liability Company Act, as modified by this Agreement, but said legal representative shall only be admitted as a member pursuant to Section 2.5, and further subject only to Sections 5.2 and 5.3. *Provided*, that for purposes of this clause, a "voluntary transfer" shall not include the voluntary filing of a bankruptcy petition, voluntary assignment for the benefit of creditors, or similar act, even if voluntarily made. A legal representative may be named by the member at any time, his designation is revocable unless expressly stated in writing to be irrevocable, and may be his choice of either (1) any member of his immediate family, including such person(s) who shall take under the intestate laws of the jurisdiction of his domicile at the time of his demise, (2) in the case of a merger, the surviving entity, or (3) a trust estate, corporation, limited liability company or partnership which was controlled by such member prior to his demise, merger, dissolution or termination, or is then controlled by members of such member's immediate family. "Control" exists when a person or group directly or indirectly owns more than fifty percent (50%) of the share-interest in the entity or estate. In the absence of such an election, then the transferee shall be the legal representative or other person(s) who, under applicable law, is the successor to his interest.

5.7   **Acceptance of Conditions.** The acceptance of a certificate by the original holder or transferee shall make the party named on the certificate liable to this LLC as if such party had, in person, joined in the execution thereof, and if the admission is done in full compliance with this Agreement, then the acceptance shall accord to such party all of the rights of a member hereunder.

5.8   **Insurance Upon the Lives of the Members.** Both the LLC and the other members of this LLC, acting either singly or collectively, may own and maintain insurance policies on the lives of the members. For purposes of this clause, the settlor of a trust estate that holds membership interest in this LLC shall be considered a "member," so long as such trust estate is not taxed as a separate entity under the Internal Revenue Code. Also for purposes of this clause, the term "member" shall be considered to include the beneficial owner of a single-owner business entity that is not classified as a corporation pursuant to 26 CFR 301.7701 -2(b)(1)(ii). The owner shall pay all premiums due on any insurance policy he takes out and shall be the only owner(s) of any such policy(ies). If any member terminates his interest in this LLC during his life, then the member or his personal representative, including the trustees of any inter vivos trust estate settled by said member, shall have the option to purchase from the owner(s) all insurance policies on his life. A settlor of a trust estate, that holds membership interest herein, shall also have this power, if the trust estate was not taxed as a separate entity under the Internal Revenue Code and was not classified as a business trust, if and when such trust estate ceases to be classified as a "grantor trust" under sections 671 - 679 of said Code. The beneficial owner of a business entity, which is disregarded as a separate entity from its owner, shall also have this power, if and when the entity ceases to be disregarded. Any such purchase shall be for a price equal to the then cash surrender value of each policy, less any indebtedness against the policy then outstanding, plus the unearned portion of any premiums paid. The option to purchase the policies shall be exercised by payment in full of the purchase price within ninety (90) days after the affected member becomes dissociated. If any such policies of insurance are not purchased in this manner by the insured member, then the policies shall be released from the provisions of this clause. *Provided*, that in the event this LLC becomes classified as a corporation for purposes of the federal income tax, then each member must, subject to the terms of this clause, transfer any policy of life insurance he owns to either (1) the insured member, (2) the trustees of any *inter vivos* trust estate settled by the member that is not taxed as a separate entity under the Internal Revenue Code, or (3) this LLC.

Article VI
Management

6.1   **Management by Members.** This LLC shall be managed by and under the direction of the members, who may exercise all powers of the LLC and do all such lawful acts and execute all the powers vested in them by the New Mexico Limited Liability Company Act, the Articles of Organisation, or by this Agreement. Except as otherwise provided in this Agreement, they shall act by a majority in interest vote on all matters and, except as provided to the contrary in this Agreement, they need not act on notice or a meeting. Because income-only membership interests may be issued, such as in exchange for services, and because the parties hereto desire for all members to have a voice in the management of this LLC and not just those who have made a capital contribution, a member's capital contribution shall not accord him any voting rights, but only indirectly insofar as his capital contribution effects the income-interest issued to him. Thus, a "majority in interest" refers exclusively to a majority of the income-interest of the members in the LLC. *Provided*, that whatever the term "member" may otherwise mean, in the context of management and voting rights, it shall not include any unadmitted transferee, and no unadmitted transferee shall have or exercise any rights hereunder. Except as provided to the contrary herein, (1) the transferor- member shall retain all voting rights, and (2) in the event such transferor is legally incapable of exercising his rights due to demise, merger, termination, dissolution or liquidation (but not incapacity if he has a duly appointed agent), then the vote of that membership share shall not be counted.

6.2 **Voting Rights of Representatives.** Membership interest owned by a corporation, partnership, trust estate, or other organization or other representative relationship, shall be voted by such officer, partner, agent or proxy as is prescribed by those persons who have managerial control over such entity, estate, or other organization or representative relationship. Membership interest held by a trustee, personal representative, administrator, executor, guardian, conservator, or the like, may be voted by him, either in person or by proxy, without the transfer of legal title to said representative. *Provided*, that the persons having managerial control over the entity or estate that has legal title to the membership interest in question, must act unanimously, unless provided to the contrary in the governing instrument for said entity, estate, or relationship.

6.3 **Legal Disability.** A member shall have no management or voting rights in the event he is suffering under a legal disability, and his membership interest shall not be considered in determining the amount of membership necessary to constitute either a majority in interest or unanimity. *Provided*, that this result can be avoided in the event that the disabled member has a duly appointed conservator or agent under a durable power of attorney. An individual is legally disabled or under a legal disability if the LLC receives written certification from two physicians, both of whom have personally examined the individual and at least one of whom specializes in the area most closely associated with the alleged disability, that the individual is physically or mentally incapable or managing his own finances, regardless of cause and regardless of whether there is an adjudication of incompetence, mental illness, or need for a committee, conservator, guardian, or other personal representative. A certification of disability shall terminate when the LLC receives a new certification from two physicians, both of whom have personally examined the individual and at least one of whom specializes in the area most closely associated with the alleged disability, that the individual is capable of managing his own finances. No person shall be liable to anyone for actions taken in reliance on these certifications or for dealing with a member other than one who is removed for disability because of these certifications.

6.4 **Corporate Member.** In the event any corporate member shall merge, consolidate with, sell, or transfer substantially all of its assets in business to another corporation or other entity, the entity resulting from such merge or consolidation to which it is converted or to which said sale or transfer was made, shall hereupon become the member hereunder with the same effect as though originally named.

6.5 **Release of Claims Against Outgoing Member.** Upon the termination of a member's interest herein, or the termination of his management and voting rights, he or his legal representatives shall be entitled upon demand therefor to receive from the LLC a release and an instrument fully releasing and acquitting all claims whatsoever (other than as may be therein specified and excepted) against the outgoing member and his legal representatives, and further providing that any and all claims (other than those so specified and excepted) against such member or his legal representatives shall be forever barred and foreclosed.

6.6 **No Liability for Successor Member.** Except as provided to the contrary herein, no successor member shall be personally liable for any act or omission of any predecessor. A

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successor member may accept the account rendered and the property received as a full and complete discharge to the predecessor member without incurring any liability for so doing.

6.7 **Compensation of Members.** The members shall determine their compensation and that of their agents, employees, contractors and other service providers, in an amount that is reasonable to the members, keeping in mind that they are under a fiduciary obligation to them to obtain the highest quality services at the lowest prices. *Provided*, that no member shall be entitled to compensation other than his allocable share of the income of this LLC, although members who perform services for this LLC are still eligible for compensation hereunder. Any person who performs services for the LLC may waive his right to compensation and serve on a volunteer basis, either as an intern or otherwise, and a failure to timely demand compensation shall constitute a waiver. No person shall have any right to compensation until it is unanimously declared by the members. Once the compensation is paid, no further right to compensation shall exist for the period for which said compensation was made, and nor shall any future right exist until it is so declared. *Provided fur*ther, that a person may enter into a contract with the LLC providing for a specific schedule as to the amount and/or timing of compensation payments.

6.8 **Meetings.** An annual meeting of the members can be held at the call of any one of them. *Provided*, that there is no obligation on the part of the members to hold an annual meeting. If called, the meeting should be held at 1:00 p.m. at the registered office in Santa Fe, New Mexico, on the first Monday in January (or of the next business day, should that day be a federal or state holiday), unless the members designate a different time or place. The members shall accord to each member at least ten (10) days' notice, but no more than sixty (60) days' notice, of the annual meeting. Any notice of a meeting shall state the place, day and hour of the meeting, and the purpose(s) for which the meeting is called (and this purpose may merely be that the meeting is the annual meeting). At the annual meeting, the members may give their opinion on the state of affairs of the LLC, and at any meeting of the members, they may exercise their rights as otherwise provided in this Agreement, except that if the meeting is called for a special purpose, then all actions taken must reasonably relate only to that purpose. The members of this LLC may hold meetings, both regular and special, either within or without the state of New Mexico. *Provided*, that whatever the term "member" may otherwise mean, with respect to the right to call, notice of, attend, participate and vote at meetings provided for in this Agreement, it does not include an unadmitted transferee, no unadmitted transferee shall have or exercise any rights under this Agreement, but instead the transferor-member shall retain all of these rights.

6.9 **Special Meetings. Meetings of the members may be called by any member.** Each member shall be given four (4) days' notice by mail or forty-eight (48) hours' notice either personally or by telegram or telephone. The members shall give notice of, and set the time and place of, the meeting.

6.10 **Quorum of Members.** No action may be taken, at a meeting or otherwise, unless that percentage of membership interest necessary to consent to the action or decision so consents. This means that if an action may be taken (1) by majority vote, then the consent of a majority in interest shall be necessary, (2) by supermajority vote, then by the requisite amount of the equity interests of the members necessary to compose that supermajority, or (3) by unanimous vote, then the consent of all of the members shall be necessary. In all cases hereunder, a quorum of members shall require at least that percentage of the members, represented either in person or by proxy, necessary to take the action or make the decision. In the absence of a quorum at any such meeting, members holding a majority of the interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. If the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each member of record entitled to vote at the meeting as otherwise provided for in this Agreement.

6.11 **Chairman.** Unless a different member is designated or elected as chairman prior to or at the outset of any meeting, the chairman shall be that member in attendance who has the largest share interest in this LLC who is willing to serve as such. In the event there is no one member in attendance with a larger interest than that of each of the other attendees, the chairman shall be selected by lot from among those in attendance having the largest coequal interest who are willing to serve. The chairman shall conduct the meeting in a manner similar to a secretary or director of a corporation.

6.12 **Telephonic Meetings.** Members may participate in a meeting by means of conference telephone or similar communications equipment by means of which all parties participating in the meeting can hear each other, and such participation in a meeting shall be considered presence in person at said meeting.

6.13 **Order of Business.** The order of business at all meetings shall be as follows, unless those parties who have voting rights at said meeting determine otherwise:

1. Roll call;
2. Proof of notice of meeting or waiver of notice;
3. Reading of minutes of preceding meeting;
4. Report of the chairman;
5. Reports of committees;
6. Unfinished business; and
7. New business.

6.14 **Actions without Meetings.** Any action required or permitted to be taken at any meeting of the members may be taken without notice and without a meeting, so long as the waiver is by a number of members at least as high as the number necessary to consent to the action.

6.15 **Proxies.** Only a member of record shall have the right to vote. There shall be no proxies.

6.16 **Presumption of Assent.** A member who is present at a meeting at which action on any matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the chairman, or shall forward such dissent by certified or registered mail to the chairman of the meeting within seven (7) days of the close of the meeting. This right of dissent shall not apply to a member who voted in favor of the action.

Article VII
Indemnification and Limitation of Liability

7.1 **Indemnification and Conditions Thereof.**

(a)   To the fullest extent permitted by law, the members of this LLC, and the partners, shareholders, controlling persons, officers, directors, employees, and other agents of any corporate or other organizational member (herein referred to as "indemnitees") shall, in accordance with this section, be indemnified and held harmless by the LLC from and against any and all losses, claims, damages, liabilities joint and several, expences, judgments, fines, settlements and other amounts arising from any and all claims (including reasonable legal expences), demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of their management of, or involvement with, the affairs of the LLC, or rendering of advice or consultation with respect thereto, or which relate to the LLC, its properties, business or affairs. *Provided*, that this section shall only apply to actions which are duly authorised or ratified by the members under this Agreement.

(b)   The members may also indemnify any person(s) who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the name of this LLC to procure a judgment in its favor by reason of the fact that such party is or was a duly-appointed agent of this LLC, against expences actually or reasonably incurred by such party in connection with the defence or settlement of such action, if such party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of this LLC. Indemnification shall also be made in respect of any claim, issue, or matter as to which such party shall have been adjudged to be liable for misconduct in the performance of such party's duty to the LLC only to the extent that the court in which such action or suit was brought, or another court of appropriate jurisdiction, determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such party is fairly and reasonably entitled to indemnity for such expences which such court shall deem proper. To the extent that the party has been successful on the merits or otherwise in defence of any proceedings referred to herein, or in defense of any claim, issue, or matter therein, he shall be indemnified by the LLC against expences actually and reasonably incurred in connection therewith. Notwithstanding the foregoing, no person(s) shall be entitled to indemnification hereunder for any conduct arising from gross negligence, willful misconduct, or reckless disregard in the performance of his duties hereunder. *Provided*, that only duly-appointed agents of the LLC shall have indemnity rights through subrogation.

(c)   Expences (including attorneys' fees) incurred in defending any action may be paid by the LLC in advance of the final disposition of such proceeding, or may be conditioned upon receipt of an undertaking by or on behalf of the indemnitee to repay   such amount if it shall ultimately be determined that the indemnitee is not entitled to be indemnified by the LLC as authorized hereunder.

(d)   The indemnification provided in this Article shall not be deemed to be exclusive of any rights which any party may be entitled to from any third party.

(e)   LLC funds may be used to purchase and maintain insurance on behalf of the LLC, the members, or the employees or other agents of this LLC (whether or not the agents are duly-appointed), and any other indemnitees, against any liability asserted against or incurred by them in any such capacity whether or not the LLC would have the power to indemnify such party(ies) against such liability under the provisions of this Agreement.

7.2 **Limitation of Liability.** Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC, whether sounding in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member shall be obligated personally for any such debt, obligation or liability of the LLC solely be reason of being a member hereof. Nor shall a member be personally liable for the acts or omissions of any agent or servant. *Provided*, that it is intended to secure the highest amount of protection from liability allowable pursuant to the New Mexico Limited Liability Company Act, whether pursuant to sections 53-19-13 and/or 53-19-16 of the New Mexico Limited Liability Company Act, or otherwise.

7.3 **Capital Contributions.** The LLC may enforce agreements from the members with respect to capital contributions. *Provided*, that no such agreement may be enforced by an assignee or creditor of the LLC without the unanimous and voluntary consent of the members.

7.4 **Authority and Duties of Members.** This is a closely-held LLC and the members acknowledge that there will necessarily be a close relationship between them and there is no broad market for interests or membership herein. Therefore, each member shall have the following rights and concomitant duties:

1. Each member understands and agrees that, as a condition of the issuance to him of his membership interest herein, he may have to perform services for this LLC and agrees to do so in order to protect, and enhance the value of, his membership interest, and not for any additional compensation;

2. Each member shall have the right to attend and speak at all meetings of the members;

3. Independently of attending meetings, each member shall have both the right and the duty to consult with and advise the other members;

4. The members may not directly compete against the LLC. *Provided*, that a majority in interest shall determine, in the first instance, when a member has "directly" completed against the LLC. Any member who disagrees with the determination of the majority may challenge their determination in the appropriate New Mexico court, as otherwise provided in this Agreement;

5. Each member has the right and duty to bring a derivative action on behalf of the LLC and for its benefit;

6. Because of the closely-held nature of the LLC, each member agrees to personally exercise the rights and perform the duties which he has under this Agreement and therefore they may not be exercised by a proxy or agent, including an agent under a durable power of attorney;

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7. Each member shall have veto power over any transaction not in the ordinary course of business for the LLC;

8. Each member must account to the LLC and hold for it as trustee (1) any property, profit or benefit he derives from any transaction connected with the conduct or winding up of the activities of the LLC, and (2) any use by him of including confidential or proprietary information of or relating to the LLC;

9. No member may make an usurious loan to the LLC, or loan money or lease property to it upon terms that, while not usurious or illegal, are nevertheless unfair;

10. Each member shall be responsible for making additional capital contributions, as otherwise provided for in this Agreement.

All of the above rights must be exercised using the highest degree of loyalty and fiduciary duty imposed by law, and may be enforced by the LLC or by any member hereof. Such duties cannot be delegated by the members and must be performed by each of them personally. No violation of the duties imposed by this section may be waived by the LLC or the other members, or by anyone else under any circumstance whatsoever.

The above rights and powers shall inure only to members, including members who have no economic interest in the LLC, but not to voluntary or involuntary assignees, even if such an assignee should own one hundred percent of the economic interest herein.

Article VIII
Notices

8.1 **Notices.** Whenever notice is required by law or under this Agreement to be given to any party, it shall not be construed to mean personal notice, but such notice may be given in writing, addressed to such party at his last known address, and sent by first class mail with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail, foreign mail, or with a private carrier. Notice to members may also be given by telephone, telegram, electronic mail ("e-mail"), or facsimile ("FAX"), or short message service ("SMS" or "text message"), if the LLC has such a contact address or number for the recipient. Notice need only be given to those members whose names appear in the registry.

8.2 **Waiver of Notice.** Whenever any notice is required to be given under the provisions of applicable law, the Articles of Organization or this Agreement, a waiver thereof in writing, signed by the person(s) entitled thereto, whether before or after the time stated therein, shall be deemed equivalent thereto.

8.3 **Unavailable Persons.** Notice of annual meetings, or other notices, need not be accorded to a member or other person if the last three (3) notices mailed to the member, over a period of one (1) year or longer, have been mailed to that person at his last known address, but have been returned as undeliverable.

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Article IX
Accounting and Records

9.1   **Financial and Tax Reporting.** This LLC shall prepare its tax and information returns using such methods of accounting and tax year / period as the members deem necessary or appropriate under the applicable tax laws.

9.2   **Withholding Taxes.** In the event the LLC is obligated to withhold and pay any taxes with respect to any member, any tax required to be withheld may be withheld from any distribution otherwise payable to such member, or in lieu thereof upon remittance to the appropriate tax authority may be charged to that member's capital account as if the amount of such tax had been distributed to such member.

9.3   **Making and Keeping of Books and Records.**

(a)   Except as expressly provided to the contrary in this Agreement, no member, or any employee or agent of this LLC, or any person(s) associated with or doing business with this LLC, shall have any duty to make, keep, or maintain books or records of any kind whatsoever, and no member shall have any right of accounting. *Provided*, that any member, employee or agent may keep such books and records as he chooses to maintain. Such records, if any, are such member's personal property to which he will have both legal and equitable title, and they shall not be subject to inspection by any other member(s).

(b)   In full recognition of the fact that privacy is not merely a means to an end, but is an end in and of itself, and even though each member, employee and agent holds both legal and equitable title to all documents which he may keep or prepare relating to this LLC, he agrees not to produce any of these documents or reveal their contents to any party, public or private, unless (i) the members have an objectively reasonable belief that doing so will financially benefit the LLC, or (ii) he is absolutely required by law and, in case of doubt, only after the obligation to disclose has been finally decided by competent judicial authority and all appeals have been exhausted. *Provided*, that the members may release information as they deem necessary in the pursuance of a written contract with a private party, voluntarily made, which they have an objectively reasonable basis for believing will financially benefit the LLC.

(c)   Each member waives any right he would have had, individually or collectively, to have or inspect the books and records of, or that relate to, this LLC, irrespective of who owns such records.

(d)   The members may suspend the interest of any interested person(s) who attempts to coerce the disclosure of the books or records that relate to this LLC (if any) kept by any member, employee, or agent. Said suspension may last for any period up until all actions relating to the coercion have ceased. *Provided*, that the vote of a member whose interest is subject to suspension shall not be required.

(e)   No person shall be liable (either to the LLC, its members or creditors, or claimants against it, or any other person whatsoever) for failure to create or maintain any records or other information required by law to be created or maintained.

9.4 **Reliance on Books and Records.** Each member shall be fully protected by relying in good faith upon such information, opinions, reports or statements made or presented to him that relate to the business of the LLC by any member, employee, attorney or agent thereof, as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by the members, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of this LLC or any other facts pertinent to the existence and amount of assets from which distributions to the members might properly be paid.

Article X
Allocations

10.1 **Net Profit and Net Loss.** Except as provided to the contrary herein, the net profits or net losses of the LLC for each accounting period shall be allocated amongst the members in proportion to their respective profits interests herein.

10.2 **No Negative Capital Account.** Notwithstandingtheforegoingclause.no loss shall be allocated to a member to the extent such allocation would cause such member's adjusted capital account to become negative or to increase the negative balance thereof.

10.3 **Unexpected Allocations.** In the event that any member unexpectedly receives any adjustments, allocations or distributions described in 26 CFR 1.704-1 (b)(2)(ii)(d)(4), (5) or (6), items of LLC income and gain shall be specially allocated to each such member in an amount and manner sufficient to eliminate, to the extent required by the applicable treasury regulations, the deficit balance of the adjusted capital account of such member as possible, provided that an allocation pursuant to this section shall only be made if and to the extent such member would have a deficit balance in his adjusted capital account after all other allocations provided for in this section have been made as if this section were not included in this Agreement.

10.4 **Allocations to Negative Capital Accounts.** In the event any member has a deficit balance in his capital account at the end of any accounting period which is in excess of the sum of (1) the amount such member is obligated to restore pursuant to any provision of this Agreement, and (2) the amount such member is deemed to be obligated to restore pursuant to the penultimate sentences of 26 CFR 1,704-2(g)(1) and 1,704-2(i)(5), each such member shall be specially allocated items of LLC income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this section shall be made only if and to the extent that such member would have a deficit balance in his capital account in excess of such sum after all other allocations provided for in this section have been made as in this section and the preceding one were not in this Agreement.

10.5 **Minimum Gain Chargeback.** This section hereby incorporates by reference the minimum gain chargeback provisions of 26 CFR 1.704-2. In general, upon a reduction of the LLC's minimum gain, the preceding sentence shall require that items of income and gain be allocated amongst the members in a manner that reverses prior allocations of nonrecourse and member nonrecourse deductions (as defined in applicable treasury regulations) as well as reductions in the members' capital account balances resulting from distributions that are allocable to increases in the LLC's minimum gain. Subject to the provisions of Internal Revenue Code section 704 and the treasury regulations issued thereunder, if the members determine at any time that operation of such minimum gain chargeback provisions likely will not achieve such a reversal by the conclusion of the liquidation of the LLC, they shall adjust the allocation provisions of this section as necessary to preserve as best as possible the underlying economic objectives of the members.

10.6 **Effect of Regulatory Allocations.** The regulatory allocations are intended to comply with certain requirements of the treasury regulations. It is the intent of the members that, to the extent possible, all regulatory allocations shall be offset either with other regulatory allocations or with special allocations of other items of LLC income, gain, loss or deduction pursuant to this section. Therefore, notwithstanding any other provision of this Article (other than the regulatory allocations), the LLC shall make such off-setting special allocations of LLC income, gain, loss or deduction in whatever manner the members determine appropriate so that, after such off-setting allocations are made, each member's capital account balance is, to the extent possible, equal to the capital account balance such member would have had, had the regulatory allocations not been part of the Agreement and all LLC items were otherwise allocated pursuant to this Article.

10.7 **Income Tax Allocations.** Except as otherwise provided in this Agreement or as otherwise required by the Internal Revenue Code and the regulations promulgated thereunder, a member's distributive shall of LLC income, gain, loss, deduction or credit for income tax purposes shall be the same as is entered in the member's capital account pursuant to this Agreement.

10.8 **Section 704(c) Adjustments.** In accordance with Internal Revenue Code Section 704(c) and the treasury regulations issued thereunder, items of income, gain, loss and deduction with respect to any contribution to the capital of the LLC shall, solely for tax purposes, be allocated between the members so as to take account of any variation between the adjusted basis of such property to the LLC for federal income tax purposes and its value upon contribution to the LLC.

10.9 **Adjusted Asset Values and Income Tax Allocations.** In the event that the adjusted asset value of any LLC asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted asset value in the same manner as under Internal Revenue Code section 704(c) and the regulations issued pursuant thereto.

10.10 **Section 754 Election.** An election pursuant to section 754 of the Internal Revenue Code may be made for the LLC by the members. In the event of an adjustment to the adjusted tax basis of any LLC asset under Internal Revenue Code section 734(b) or section 743(b), pursuant to a section 754 election by the LLC, subsequent allocations of tax items shall reflect such adjustment consistent with the treasury regulations issued under sections 704, 734 and 743.

10.11 **Time of Allocations.** The net income or net loss of this LLC for each accounting period shall be allocated to the members at the end of the accounting period as otherwise provided in the foregoing sections of this Article.

10.12 **No Double Taxation.** The members expect and intend that this LLC shall not be subject to double taxation, and each member agrees that he (i) will not assert to the contrary to any tax collection agency or to any person who would communicate to such an agency, or (ii) do any act or thing which could cause this LLC to be subject to double taxation.

10.13 **Allocations Upon Transfers of LLC Interests.** If, during an accounting period, a member transfers the economic interest of his membership, or any portion thereof, to another person(s), items of net income and net loss, together with corresponding tax items, that otherwise would have been allocated to the transferring member with regard to such accounting period shall be allocated between the transferring member and the transferee in accordance with their respective interests during the accounting period using any method permitted by section 706 of the Internal Revenue Code which is selected by the members.

10.14 **Safe Harbor Partnership Election.** The members are authorised and directed to elect for the LLC the Safe Harbor Partnership Election pursuant to I.R.S. Notice 2005-43, 2005-24 I.R.B., all of the members, by their act of becoming members hereof, and acting personally and on behalf of the LLC, agree to comply with all requirements thereto with respect to all membership interests transferred in connection with the performance of services, from the date of execution to this Agreement, while the election remains in effect. In the event any Safe Harbor Partnership Interest herein is transferred to another person, the transferee assumes the transferor-partner's obligations pursuant to said Election and this Agreement. A person who has responsibility for federal income tax reporting for the LLC, shall prepare a document on behalf of the LLC, stating that they are making the Safe Harbor Partnership Election irrevocably with respect to all membership interests transferred in connection with the performance of services with said election remains in effect. The members hereby authorise the election to be prepared, executed and filed by a majority in interest of them. No Safe Harbor Partnership Interest may be transferred or redeemed within two (2) years of its issuance. Any such service-providing member shall surrender his entire Safe Harbor Partnership Interest upon termination of his providing services to the LLC. This section shall not go into effect until the proposed revenue procedure found at I.R.S. Notice 2005-43, 2005-24 I.R.B. becomes finalised.

Article XI
Distributions

11.1 **Distributions.** When Made. Distributions of capital income shall be made only upon an unanimous and voluntary vote of the members, and any member may reject a proposed distribution. Each member's income account must be distributed to him by 31 December of each year if the member makes a demand by 31 December of said year, but if said day falls on a weekend, then he must make it on the preceding business day. Both allocations and actual distributions of income, along with returns of capital, shall be made to such members, at such times, and in such amounts, as the members, in their absolute and unfettered discretion, decide to make, up to the maximum amounts that have been allocated to such member's capital and income accounts. Interim allocations and actual distributions of income, and returns of capital, need not be equal but instead shall be made in the absolute and unfettered discretion of the members. *Provided*, that the members shall be under no obligation to make any interim distributions but may instead withhold all distributions of either capital and/or income, or otherwise, until the termination of this LLC.

11.2 **Discretionary Distributions.** To the extent the LLC's cash on hand exceeds its current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and reserves, distributions may be made to the members.

11.3 **Distributions in Kind.** All distributions shall be made in cash or cash equivalents unless the recipient member approves a distribution of assets in kind. The members shall determine the fair market value (FMV) of the asset, but if any member, other than the recipient member, disagrees with the valuation, then each objecting member may hire his own independent appraiser. Should a majority in interest of the members not agree with the valuation of that appraiser(s), then they may together hire a mutually-acceptable appraiser. Should they be unable to agree upon an appraiser, then the LLC and each objecting member shall each hire their own appraisers respectively, and those two appraisers will hire a mutually-agreed upon third appraiser who shall make the appraisal, whose appraisal shall be binding upon the LLC and all the members thereof.

11.4 **Liability for Wrongful Distributions.** A member who receives a distribution in violation of the New Mexico Limited Liability Company Act, who had actual knowledge (at the time of the distribution) that the distribution violated such condition, shall be liable for the amount of the distribution, but only to the LLC.

11.5 **Assignment of Liabilities.** A creditor or other assignee who becomes a substitute member succeeds to all the liabilities which the assignor was subject to or may have been subjected to.

11.6 **No Other Withdrawals.**. No distributions may be made except pursuant to this Article.


Article XII
Standing


12.1 **Parties in Interest.** Nothing expressed or implied in this Agreement shall be construed to give to anyone who is not a member, a permitted transferee, an employee or a duly-appointed agent of the LLC, any legal or equitable right, remedy or claim under or in respect to this Agreement. This Agreement shall be held to be for their sole and exclusive benefit, and no rights are created in any third party even if the actual language used would justify a contrary interpretation.

12.2 **Third Party Liability Unaffected.** Nothing contained in this Agreement relieves or discharges the obligation or liability of any third party to this LLC, or any member, employee or agent, and nor does any third party have any right of subrogation or action over or against any of the foregoing.

12.3 **Creditors Not Benefitted.** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the LLC or any member thereof. No creditor, either of this LLC or of any member, will be entitled to require the LLC to solicit or accept any loan or additional capital contribution for this LLC or enforce any right which the LLC or any member may have against a member, whether arising under this Agreement or otherwise.

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Article XIII
Amendments

13.1 **Amendment of Articles or Agreement.** The members shall, by their unanimous and voluntary vote, have the duty and authority to amend both the Articles of Organization and this Operating Agreement, as and to the extent necessary to reflect any and all changes or corrections they deem necessary or appropriate. *Provided*, that whatever the term "member" may otherwise mean, for purposes of this clause it does not include an unadmitted transferee, no unadmitted transferee shall have or exercise any rights under this clause, but instead the transferor-member shall retain all voting rights. In the event such transferor is legally incapable of exercising his rights due to demise, merger, termination, dissolution or liquidation (but not incapacity if he has a duly appointed agent), then the vote of that membership share shall not be counted.

13.2 **Retroactivity of Amendments.** Amendments may be given a retroactive effect so as to ratify any action taken by any member, employee or any agent of this LLC. An amendment shall be promulgated either by adding it to the end of this instrument and so designating it or by directly incorporating it into the original Agreement.

Article XIV
Termination

14.1 **Termination.** The LLC may only be dissolved, its assets disposed of, and its affairs wound up, upon the expiration of its term on 31 December 2013. Should it be judicially decided that this LLC may be dissolved prior thereto, then it may nevertheless still not be dissolved except upon the unanimous and voluntary written consent of the members. Each member hereby waives and renounces any right he may have had to dissolve this LLC, whether by initiating legal action to seek the appointment of a receiver or trustee to liquidate this LLC, to seek a decree of judicial dissolution, or court participation in the winding up of the LLC's business and affairs. Nor shall this LLC dissolve merely because of the withdrawal of the last remaining member.

14.2 **Authority to Wind Up.** The members shall have all necessary power and authority required to marshal the assets of the LLC, pay its creditors, distribute its assets, and otherwise wind up its business and affairs. In particular, the members shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in their judgment, with the orderly winding up of the LLC.

14.3 **Winding Up and Articles of Dissolution.** The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, all of the remaining property and assets of the LLC have been distributed to the members, and all of the legal conditions of termination have been satisfied.

14.4 **Distribution of Assets.** Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the members. The assets of the LLC shall be distributed as follows in accordance with New Mexico law:

(i)   to members and dissociated members for any amounts the LLC owes them, other than in respect of the net credit balance of their capital accounts;

(ii)   to creditors of the LLC in the order of priority provided by law;

(iii)   to the members in an amount equal to the credit balance in their respective capital accounts so that the capital account of each member shall be brought to zero (0), and each member shall first be repaid his capital contributions; and

(iv)   the balance, if any, will be paid to the members in an amount equal to each member's income interest in this LLC as determined immediately prior to the distribution of the credit balance of each member's capital account.

14.5   **Claims Subsequent to Dissolution.** Subsequent to the filing of articles of dissolution, the LLC shall provide its creditors in writing with a copy of the filed articles of dissolution, a mailing address where claims may be sent, state that all claims must be received within one hundred and twenty (120) days after the articles of dissolution were filed or when they went into effect, whichever is later, that the claim will be barred if not received by the deadline, and state the effective date that will apply to any rejection notice that the LLC may give upon receipt of a claim. In the event that the LLC fails to provide such notice, then liability shall be determined pursuant to the New Mexico Limited Liability Company Act.

14.6   **Mergers Prohibited.** This LLC may neither merge nor consolidate with another entity, estate, person or otherwise.

Article XV
Miscellaneous

15.1   **Waiver of Action for Partition.** Each member irrevocably waives during the term of the LLC any right that he may have (if any) to maintain any action for partition with respect to the property of the LLC. This clause shall not be construed so as to imply that the members or any of them have the right to maintain an action for partition, but merely to waive the right if such right should be found to otherwise exist.

15.2   **Waivers.** The failure of any party to seek redress for violations of, or to insist upon the strict performance of any covenant or condition of, this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

15.3   **Rights and Remedies Cumulative.** The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

15.4   **Binding Effect.** Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding on and inures to the benefit of the members and their respective transferees, successors, assigns and legal representatives.

15.5   **Construction.** In all cases of doubt, a majority in interest of the members shall have the power to construe this Agreement and to act on such construction, and such construction and any action taken pursuant thereto by any member, employee or any duly-appointed agent of this LLC shall be final and conclusive. To the extent, if any, that one or more provisions of this

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Agreement appear to be in conflict with one another, the members may choose which of the conflicting provisions are to be enforced and wide latitude is accorded to them in interpreting the provisions of this Agreement. The members may apply the provisions of this Agreement in any manner they determine to be in the best interests of the members, even if their interpretation or choice of conflicting provisions to enforce is detrimental to one or more members. Nor for purposes of the voting rights provided by this clause shall the term "member" include an unadmitted transferee, no unadmitted transferee shall have or exercise any rights under this clause, but instead the transferor-member shall retain all voting rights. In the event such transferor is legally incapable of exercising his rights due to demise, merger, termination, dissolution or liquidation (but not incapacity if he has a duly appointed agent), then the vote of that membership share shall not be counted. No person(s) may contest the members' construction of this Agreement. It is the intent of the parties to this Agreement that the members' interpretation of the provisions of this instrument shall be final, irrespective of how unreasonable it might be, or whether it would be unjustified by or in contradiction to the text.

15.6 **No Partnership Intended.** The members have formed this LLC pursuant to the New Mexico Limited Liability Company Act and expressly do not intend to form a partnership under the Uniform Partnership Act (1994), the Uniform Limited Partnership Act or the Uniform Revised Limited Partnership Act, or a corporation under the Business Corporation Act. The members do not intend to be partners one to another or as to any third party. To the extent any member, by words or action, represents to another party(ies) that any other member is a partner or that the LLC is a partnership, the members making such wrongful representation shall be liable to any other member who incurs personal liability by reason of such wrongful representation. *Provided*, this clause shall not apply for the purposes of any tax or securities or other law which classifies a limited liability company as a partnership.

15.7 **Governing Law.** The LLC and this Operating Agreement shall be governed by and construed pursuant to, and all of the rights of the parties hereto, and of all other parties having or claiming an interest herein, shall be governed by and determined according to the internal laws of (and not the conflict of laws), and be subject to administration within, the state of New Mexico. Offices or other locations for the conduct of LLC affairs may be established and maintained within or without the state of New Mexico as the members may from time to time designate.

15.8 **Jurisdiction and Venue.** Any suit involving any dispute or matter arising under, or because of, this Agreement may only be brought in the courts of the state of New Mexico. Each member and assignee thereof hereby consents to the exercise of personal jurisdiction by the New Mexico courts with respect to any proceeding arising under, or because of, this Agreement.

15.9 **Effective Date.** This Agreement shall be deemed to be effective, as to each member, and assignee thereof, as of the date when it is executed by each of them respectively signing either (1) this Agreement or (2) another instrument whereby he agrees to be bound by the Articles of Organization and this Agreement. Should a person execute an instrument in one capacity whereby he agrees to be bound by this Agreement, then he shall be bound by it in all capacities, including his personal capacity, unless he expressly disclaims any such intent.

15.10 **Counterparts.** This Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument. Each of these counterparts, when so executed, shall be deemed to be an original of this Agreement and all such counterparts taken together shall constitute one and the same Agreement.

15.11 **Defects as to Formalities.** A failure to observe any formalities or requirements of this Agreement, the certificate of formation or applicable law shall not be grounds for imposing personal liability on any member, employee or duly-appointed agent for liabilities of the LLC, nor for holding the LLC liable for the personal debts of any member.

15.12 **Advice of Counsel.** EACH PARTY HERETO ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, HE HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION THEREOF.

In Witness Whereof, this LLC Operating Agreement has been executed as of the day and year indicated below.

Date:

_____

Kenneth Schwenker, Managing Trustee, Leaders Causing Leaders, Ltd., Member

_____

The One Experience, LLC (the LLC itself is a party to this Agreement)

LADS01 LKOLODNY 138278v1





In Witness Whereof, this LLC Operating Agreement has been executed as of the day and year indicated below.

Date: 12/24/2014

Kenneth Schwenker, Managing Trustee, Leaders Causing Leaders, Ltd., Member

The One Experience, LLC (the LLC itself is a party to this Agreement)

LADS01 LKOLODNY 138278v1

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